UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 08, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 08, 2011, entitled "High-impact discovery in the North Sea”.

High-impact discovery in the North Sea

Statoil ASA (OSE: STL, NYSE: STO) and partners Petoro AS, Det norske oljeselskap ASA and Lundin Norway AS have made a high-impact oil discovery on the Aldous Major South prospect (PL 265) in the North Sea.

Well 16/2-8, drilled by the Transocean Leader drilling rig, has identified an approximately 65-metre oil column in Jurassic sandstone. The acquired data confirm that this is a reservoir of excellent quality.

Statoil has previously described the well as a high-impact well (*), and the result confirms Statoil's belief in the exploration potential on the Norwegian continental shelf in line with what was communicated at the Capital Markets Day event in New York in June.

Preliminary volumes are estimated to be between 200 and 400 million barrels of oil equivalent (boe) for this part of the structure in PL 265, and Statoil expects additional upside in the licence both north and south of the discovery.

Aldous Major South is located west of Lundin's Avaldsnes discovery (licence PL 501), where Statoil has a 40% stake, and some 35 kilometres south of the Statoil-operated Grane field.

Well 16/2-8 indicates the same oil-water contact as in the Avaldsnes discovery well, which suggests the likelihood of communication between the two structures. The Avaldsnes discovery encountered a 17-metre oil column. Statoil will update its total resource estimate for the area when the wells are completed and the data analysed.

"Aldous Major South is a considerable oil discovery in one of Statoil's core areas. Together with the Avaldsnes discovery this may allow for a new stand-alone development in the North Sea. As the largest resource owner our priority is to find the optimal solution for the area, adding maximum value to all partners," says Gro G. Haatvedt, Statoil's senior vice president for Exploration on the Norwegian continental shelf.

After completing this well Transocean Leader will start drilling the Aldous Major North well. This well also has a considerable volume potential.
The partnership is planning two appraisal wells in PL 265 next year and Statoil has secured rig capacity for this.

The result of the ongoing drilling of the Lundin-operated well (well 16/2-7) in the Avaldsnes structure will help further clarify the area's potential.

Aldous Major South is located in licence 265. Statoil is the operator and has a 40% interest. The other partners are Petoro (30%), Det norske oljeselskap (20%) and Lundin (10%).

(*) "High-impact well" = a total of more than 250 million barrels of oil equivalent (boe), or 100 million boe net to Statoil.

Further information:

Investor relations
Hilde Merete Nafstad, senior vice president IR, +47 957 83 911 (mobile)
Morten Sven Johannessen, vice president, US IR, + 1 203 570 2524 (mobile)

Press
Ola Anders Skauby, media relations, +47 905 98 519 (mobile)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 08, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer